Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratios)

	Twelve months	Twelve months	Twelve months	Six months	Six months
	Ended	Ended	Ended	Ended	Ended
	June 30,	December 31,	December 31,	June 30,	June 30,
	2012	2011	2010	2012	2011

Earnings: (1)
Net income	$134,051	$122,874	$123,854	$76,092	$64,915
Income taxes	88,040	82,859	77,100	46,756	41,575
Fixed Charges (See below) (2)	75,485	80,650	81,803	35,825	40,990
Total adjusted earnings	$297,576	$286,383	$282,757	$158,673	$147,480
Fixed charges: (2)
Total interest expense	$75,127	$80,281	$81,425	$35,654	$40,808
Interest component of rents	358	369	378	171	182
Total fixed charges	$75,485	$80,650	$81,803	$35,825	$40,990

Ratio of earnings to fixed charges	3.9	3.6	3.5	4.4	3.6

(1) For the purposes of computing these ratios, earnings consist of pretax net income before fixed charges.

(2) Fixed charges consist of total interest, amortization of debt discount, premium and expense, and the estimated portion of interest implicit in rentals.